Exhibit 99.1

Nisun International Announces Expansion and Formation of New Subsidiary

SHANGHAI and WENZHOU, China, December 15, 2020 /PRNewswire/ -- Nisun International Enterprise Development Group Co., Ltd (“Nisun” or the “Company”) (Nasdaq: NISN), a provider of innovative comprehensive solutions through an integration of technology, industry, and finance, today announced that it reached a preliminary agreement with the government of Tai’an, Shandong province, to form a new subsidiary, Nisun (Shandong) Industry Development Co., Ltd. As part of its strategic plan for the year 2021, Nisun (Shandong) Industry Development Co., Ltd. will act as a key operations platform and holding platform for all of Nisun’s existing Chinese subsidiaries. The new subsidiary is expected to be operational in the Spring 2021.

Centered on Mount Tai, Tai’an is a city that encompasses several competitively advantageous industries, including modern and efficient agriculture, high-end chemicals, textile, modern logistics, and tourism. As a strategic partner of the city of Tai’an, Nisun’s new subsidiary will receive credit facilities from local banks, business support, and other benefits from the local government. In turn, Tai’an will receive tax benefits and new opportunities for employment as a result of the agreement.

“We are excited to expand our footprint and continue serving our clients with enhanced capabilities and greater geographic reach. This new subsidiary exemplifies Nisun’s commitment to supporting the increasing demands of our customers in China and expanding our customer base with industry-leading supply chain products and services,” said Mr. Xiaoyun Huang, Chairman and Chief Executive Officer of Nisun International. “As we continue to introduce cutting-edge technologies, such as big data, AI, IoT, and blockchain to the supply chain field, we remain committed to providing high-quality supply chain products and services to enterprises in Tai’an as well as to our broader group of customers.”

About Nisun International Enterprise Development Group Co., Ltd

Nisun International Enterprise Management Group Co., Ltd. (NASDAQ: NISN) is a technology-driven, integrated supply chain solutions provider focused on transforming the corporate finance industry. Leveraging its rich industry experience, Nisun is dedicated to providing professional supply chain solutions to Chinese and foreign enterprises and financial institutions. Through its subsidiaries, Nisun provides users with professional solutions for technology supply chain management, technology asset routing, and digital transformation of tech and finance institutions, enabling the industry to strengthen and grow. At the same time, Nisun continues to deepen the field of industry segmentation through industrial and financial integration, by cultivating/creating an ecosystem of openness and empowerment. Nisun has built a linked platform that incorporates supply chain, banking, securities, trust, insurance, funds, state-owned enterprises, among other businesses. Focusing on industry-finance linkages, Nisun aims to serve the upstream and downstream of the industrial supply chain while also assisting with supply-side sub-sector reform. For more information, please visit http://www.fintaike.com

Cautionary Note Regarding Forward-Looking Statements

This press release contains information about Nisun’s view of its future expectations, plans and prospects that constitute forward-looking statements. Actual results may differ materially from historical results or those indicated by these forward-looking statements as a result of a variety of factors including, but not limited to, risks and uncertainties associated with its ability to raise additional funding, its ability to maintain and grow its business, variability of operating results, its ability to maintain and enhance its brand, its development and introduction of new products and services, the successful integration of acquired companies, technologies and assets into its portfolio of products and services, marketing and other business development initiatives, competition in the industry, general government regulation, economic conditions, dependence on key personnel, the ability to attract, hire and retain personnel who possess the technical skills and experience necessary to meet the requirements of its clients, and its ability to protect its intellectual property. Nisun encourages you to review other factors that may affect its future results in Nisun’s registration statement and in its other filings with the Securities and Exchange Commission. Nisun assumes no obligation to update or revise its forward-looking statements as a result of new information, future events or otherwise.

Contacts:

Nisun International Enterprise Development Group Co., Ltd

Investor Relations

Shaokang (Ken) Lu

Tel: +86 (21) 2357-0055

Email: lushaokang@cninsun.com

ICR, LLC

Tel: +1 203 682 8233

Email: nisun@icrinc.com